

Mail Stop 4631

September 17, 2015

<u>Via E-mail</u>
Mr. Raoul Jean-Marc Sidney Huet
Chief Financial Officer
Unilever N.V. & Unilever PLC
Unilever House, 100 Victoria Embankment
London EC4Y 0DY, United Kingdom

> **RE:** **Unilever N.V.**
> **Form 20-F for the Year Ended December 31, 2014**
> **Filed March 6, 2015**
> **Response dated September 9, 2015**
> **File No. 1-4547**
>
> **Unilever PLC**
> **Form 20-F for the Year Ended December 31, 2014**
> **Filed March 6, 2015**
> **Response dated September 9, 2015**
> **File No. 1-4546**

Dear Mr. Huet:

We have reviewed your response letter dated September 9, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Year Ended December 31, 2014</u>

<u>Item 18. Financial Statements</u>
<u>Guarantor Statements (Audited)</u>

1. We note your response to comment 1 of our letter dated August 27, 2015. Please address the following:

- In a similar manner to your summary of changes made to your guarantor statements for the year ended December 31, 2013, please provide a summary of the changes made to your guarantor statements for the year ended December 31, 2012 in your Form 20-F for the year ended December 31, 2014. Please tell us how you determined these revisions were also not material;
- Please help us better understand the nature of the €20.5 billion amount for the year ended December 31, 2013, which has been moved from the non-guarantor column to the eliminations column in your Form 20-F for the year ended December 31, 2014. It is not clear why this amount should now be reflected in the eliminations column; and
- Your response does not appear to address the revisions made related to the presentation of dividends on the income statements. Please help us understand the nature of these revisions.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to me at (202) 551-3355.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction